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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ______________________

                                    FORM 20-F

[ X ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934 or

[   ]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
       ACT  OF  1934

                     For the fiscal year ended __________,or

[   ]  TRANSITION  REPORT  PURSUANT  TO  SECTION  13 OR 15(d) OF THE SECURITIES
       EXCHANGE  ACT  OF  1934

         For the transition period from ______________to________________

                   COMMISSION FILE NO. ______________________

                              INSIDE HOLDINGS INC.
                              --------------------

             (Exact name of Registrant as specified in its charter)
                             Yukon Territory, Canada
                             -----------------------
                  (Jurisdiction of incorporation organization)
        Suite 1260, 609 Granville Street, Vancouver, B.C. Canada, V7Y 1G5
        -----------------------------------------------------------------
                     (Address of principal executive office)

                                 (604) 687-0888
                                 --------------
              (Registrant's telephone number, including area code)

Securities  registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities  registered or to be registered pursuant to Section 12(g) of the Act:
                            _________________________
                        COMMON SHARES, WITHOUT PAR VALUE
                                (Title of Class)
                            _________________________

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

      As at December 31, 2000 the Company had 4,637,600 issued shares of common stock.

There is no present market for the Company's common shares. Based upon the last price at which common shares of the Company were purchased from treasury by arms-length subscribers the market value of common shares held by non-affiliates is C$54,800.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [ ] No [X]

Indicate by check mark which financial statement item the Registrant has elected
to  follow.  Item 17 [ ]   Item 18 [X]

                                  INTRODUCTION

This  filing  statement,  including  all  exhibits,  consists of 101 pages.  The
Exhibit  Index  is  displayed  on  page  33.

Inside Holdings Inc. (the "Company") is incorporated under the laws of the Yukon Territory, Canada. Over 50% of the Company's common shares are held by non-United States citizens and residents, all of its officers and directors are non-United States citizens and residents and the Company has no assets located in the United States. As a result, the Company believes that it qualifies as a "foreign private issuer" for registering its common shares using this Form 20-F registration statement.

The Company is filing this Registration Statement with the Securities and Exchange Commission voluntarily to qualify its shares for trading in the United States secondary market. The Company believes that the registration of the Company's common shares will make the Company a more attractive vehicle to prospective investors. No assurances can be given that a trading market for the Company's shares will ever develop in the United States or, if such a market does develop, that it will continue.

FORWARD-LOOKING  INFORMATION

Statements in this form, to the extent that they are not based on historical events, constitute forward-looking statements. These statements appear in a number of different places in this form and include statements regarding the intent, belief or current expectations of the Company and its directors or officers, primarily with respect to the future market size and future operating performance of the Company. When used in this document, the words "anticipate," "believe," "estimate," "expect," "intend," "plan," and "project" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Forward-looking statements include, without limitation, statements regarding the outlook for future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans. Investors are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties, and that actual results may differ from those in the forward-looking statements as a result of various factors such as general economic and business conditions, including changes in interest rates, prices and other economic conditions; actions by competitors; natural phenomena; actions by government authorities, including changes in government regulation; uncertainties associated with legal proceedings; technological development; future decisions by management in response to changing conditions; the ability to execute prospective business plans; and misjudgments in the course of preparing forward-looking statements. The Company does not intend or assume any obligation to update these forward-looking statements.

ACCOUNTING  PRINCIPLES

The Company's financial statements included herein were prepared in accordance with Canadian generally accepted accounted principles. They also comply, in all material respects, with the accounting principles accepted in the United States and the rules and regulations of the Securities and Exchange Commission.

CURRENCY  TRANSLATION

Unless otherwise indicated, all monetary amounts referred to in this registration statement are in Canadian dollars. At December 31, 2000 one U.S.
dollar equaled approximately Canadian $1.4995. Included in this Registration Statement are interim comparative financial statements for the six months ended October 31. At October 31, 2000 and 1999 one U.S. dollar equaled approximately Canadian $1.5225 and $1.4773 respectively.

The following table sets forth a history of the exchange rates for the US dollar vs. Canadian dollar for each month form July through December 2000.


        Month      Average    Low/High     Month End
        ---------  -------  -------------  ---------

        July        1.4779  1.4634/1.4924     1.4870
        August      1.4825  1.4713/1.4910     1.4715
        September   1.4862  1.4685/1.5085     1.5035
        October     1.5123  1.4922/1.5320     1.5225
        November    1.5422  1.5275/1.5632     1.5360
        December    1.5224  1.4946/1.5531     1.4995

The following table sets forth a history of the exchange rates for the US dollar vs. Canadian dollar during the Company's past five fiscal years.


        Year  Average    Low/High     April 30
        ----  -------  -------------  --------

        2000   1.4694  1.4353/1.5127    1.4772
        1999   1.5080  1.4310/1.5795    1.4543
        1998   1.4052  1.3663/1.4651    1.4291
        1997   1.3640  1.3295/1.4005    1.3957
        1996   1.3616  1.3285/1.3855    1.3609

                                  TABLE  OF  CONTENTS


INTRODUCTION. . . . . . . . . . . . . . . . . . . . . . . . . . . .   2

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS . . .   5

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE . . . . . . . . . .   5

ITEM 3. KEY INFORMATION . . . . . . . . . . . . . . . . . . . . . .   5

ITEM 4. INFORMATION ON THE COMPANY. . . . . . . . . . . . . . . . .  10

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS. . . . . . . .  15

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES. . . . . . . . .  18

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS . . . . .  20

ITEM 8. FINANCIAL INFORMATION . . . . . . . . . . . . . . . . . . .  22

ITEM 9. THE OFFER AND LISTING . . . . . . . . . . . . . . . . . . .  23

ITEM 10. ADDITIONAL INFORMATION . . . . . . . . . . . . . . . . . .  24

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES . .  30

ITEM 17. FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . .  31

ITEM 18. FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . .  31

ITEM 19. EXHIBITS . . . . . . . . . . . . . . . . . . . . . . . . .  47

EXHIBIT INDEX . . . . . . . . . . . . . . . . . . . . . . . . . . .  49

                                     PART I

ITEM  1.  IDENTITY  OF  DIRECTORS,  SENIOR  MANAGEMENT  AND  ADVISERS

A.  DIRECTORS  AND  SENIOR  MANAGEMENT

         NAME AND BUSINESS ADDRESS       POSITION WITH COMPANY

         Leonard Petersen (1)            C.E.O., President and Director
         1260-609 Granville Street
         Vancouver, Canada

         William D. McCartney (1)        Director
         1260-609 Granville Street
         Vancouver, Canada

         Murray J. Oliver (1)            Director
         1260-609 Granville Street
         Vancouver, Canada

         Paul A. Visosky                 Secretary
         3400-666 Burrard Street
         Vancouver, Canada

    (1)  Member  of  Audit  Committee

B.  ADVISERS

Not  applicable

C.  AUDITORS

Davidson & Company, chartered accountants, has been the Company's auditor for each of the last three fiscal years. Their address is Suite 1200, 609 Granville Street, Vancouver, Canada. They are members of the Institute of Chartered
Accountants of British Columbia and the Canadian Institute of Chartered Accountants.


ITEM  2.  OFFER  STATISTICS  AND  EXPECTED  TIMETABLE

Not  Applicable

ITEM  3.  KEY  INFORMATION

A.  SELECTED  FINANCIAL  DATA

The following represents selected financial data for the Company for the six months ending October 31, 2000 and 1999 and for each of the past five fiscal years ending April 30, prepared in accordance with generally accepted accounting principles in the United States.

All amounts are expressed in Canadian dollars. Exchange rate information is presented in the introduction to this Registration Statement.

                                   SIX MONTHS ENDED OCTOBER 31
                                     (UNAUDITED)

                                        2000         1999
                                     ------------------------

      Revenues                       $        -   $        -
      Net loss                          (57,964)     (37,702)
      Total assets                       47,402      105,900
      Total liabilities                  63,100      119,323
      Shareholders' equity              (15,698)     (13,423)
      Capital stock                   3,368,694    3,163,181
      Common shares outstanding (1)   4,637,600      500,487
      Net loss per share                  (0.01)       (0.38)
      Cash dividends                          -            -


                                   YEARS ENDED APRIL 30 (AUDITED)

                                  2000         1999         1998         1997         1996
                               -----------  -----------  -----------  -----------  -----------

Revenues                       $        -   $        -   $        -   $        -   $        -
Net loss                         (187,526)     (94,464)    (119,625)     (98,949)     (74,567)
Total assets                          299      108,865      153,649       75,467      118,943
Total liabilities                 163,546       84,586       34,906       31,199      621,726
Shareholders' equity             (163,247)      24,279      118,743       44,268     (502,783)
Capital stock                   3,163,181    3,163,181    3,163,181    2,969,081    2,323,081
Common shares outstanding (1)     500,487      500,487      501,139      423,499      170,372
Net loss per share                  (0.38)       (0.19)       (0.26)       (0.32)       (0.44)
Cash dividends                          -            -            -            -            -

(1)     Adjusted for a reverse split and subsequent forward split that, on net basis, resulted in  the  issue  of  one  new  share  for  every  ten  old  shares  in  October  2000.

The financial data presented above is only a summary and should be read together with the Company's financial statements, which accompany this registration statement.

B.  CAPITALIZATION  AND  INDEBTEDNESS

The following table sets for the capitalization of the Company as at December 31, 2000.

Current indebtedness                                     $   67,741

Long-term debt                                                    -

Shareholders' equity
   Capital stock
       Authorized
           100,000,000 common shares without par value
       Issued
               4,637,600 common shares                    3,368,694
Deficit accumulated during development stage                (68,800)
Deficit                                                  (3,326,428)
                                                        ------------
                                                        $    41,207
                                                        ============


C.  REASONS  FOR  THE  OFFER  AND  USE  OF  PROCEEDS

Not  applicable

D.  RISK  FACTORS

The Company has identified the following risk factors as significant. The order in which they appear is intended to reflect management's opinion of their order of priority to the Company. Readers should, however, carefully review all of the risk factors in assessing the Company's prospects. Some information is presented as of the date hereof and is subject to change, completion or amendment without notice.

LIQUIDITY AND CAPITAL RESOURCES. As at December 31, 2000, total cash was $13,827; current liabilities exceeded current assets by $53,200; and total assets exceeded total liabilities by $26,534. The Company's ability to satisfy projected working capital requirements is dependent upon its ability to secure additional funding through public or private sales of securities, including equity securities of the Company. There is no assurance that the Company will be able to secure the necessary capital on terms acceptable to the Company or on any terms.

NO OPERATING HISTORY OR REVENUE AND MINIMAL ASSETS. The Company's intended business is in its early developmental and promotional stages, and the Company only recently acquired its Principal Asset. There have been no revenues or earnings from operations and the Company has no significant tangible assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues at least until the Company secures significant capital and human resources and successfully implements its business strategies, of which there are no assurances. There is also no assurance that the Company will generate revenues and be profitable in the future, or that profitability, if achieved, will be sustained.

SPECULATIVE NATURE OF THE COMPANY'S PROPOSED OPERATIONS. The success of the Company's proposed plan of operation will depend to a great extent on its ability to secure interest amongst prospective network affiliates, which are themselves successful, of which there is no assurance. While management intends to pursue relationships with enterprises having established operating histories, it is likely that, at this stage of the Company's development, prospective affiliates will be start-up enterprises with unproven management, limited assets, limited potential for earnings or other negative characteristics. The success of the Company's operations will therefore be dependent, at least in part, upon the success of such start-up enterprises, which is not assured. As a consequence, the Company's Board of Directors will closely monitor the Company's progress and reassess its plan and strategies on a regular basis, which may result in the Company choosing to discontinue its proposed business in the future and combine with another business, which may also be highly speculative in nature. The Company has not engaged in any discussions concerning potential business combinations and has no immediate plans to identify and negotiate with prospective businesses.

SIGNIFICANT FUTURE CAPITAL NEEDS. The Company requires significant additional capital to finance the implementation of its business plan and strategies. The ability of the Company to secure the necessary capital in the future will depend in part on the prevailing capital market conditions as well as the Company's performance in signing network affiliates to join the network. As a consequence of these and other factors, there is no assurance that further funding will be available to the Company on acceptable terms, or at all, to meet future capital requirements.

NO AGREEMENTS WITH PROSPECTIVE NETWORK AFFILIATES. The Company has no current arrangement, agreement or understanding with any prospective network affiliate and there is no assurance that agreements with prospective network affiliates will be made on terms acceptable to the Company or on any terms. In addition, the Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria, which it will require a prospective affiliate to have achieved, or without which, the Company would not consider making an agreement with such prospective affiliate. Accordingly, the Company may enter into agreements with business entities having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

ESTABLISHING AND MAINTAINING BRAND AWARENESS. The Company must establish and maintain brand awareness for its Principal Asset in order to attract prospective network affiliates. Name recognition will also be important in the future because of the growing number of Internet companies that will compete directly with network affiliates. Promotion and enhancement of the Company's brand names will depend largely upon the Company's ability to secure relationships with network affiliates that provide consistently high-quality products, services and content and the successful implementation of effective marketing strategies in concert with such affiliates, which are not assured.

COMPETITION. The marketplace for e-commerce solutions and the providers of online navigational services has numerous competitors. In a particular, the Company faces significant competition from dominant Internet portal companies such as Yahoo and Excite and network companies such as America Online and CMGI. These competitors, among others, have significantly greater financial, technological, marketing and personnel resources than the Company. There can be no assurance that the Company's proposed business will be able to compete successfully or that competition will not have a material adverse effect on the Company's business plan, financial condition and results of operations.

CONFLICTS OF INTEREST. The directors and officers of the Company will not devote all their time to the affairs of the Company. They are presently and will continue to be engaged in other business ventures. As a result, situations may arise where one or more directors and officers will be in direct or indirect competition with the Company. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of the Company's business and its likelihood of continuing operations.

DEPENDENCE ON USE OF INTERNET. The success of the Company depends on increased use of the Internet for advertising, marketing, providing services and conducting business. Commercial use of the Internet is currently at an early stage of development and the future of the Internet, as a means for conducting commerce, is not clear.

EXCHANGE RATE FLUCTUATIONS. The Company's business is operated from its head office in Vancouver, Canada. Accordingly, most of its costs and assets are in Canadian dollars. Any significant increase or decrease in the value of the Canadian dollar compared to the U.S. dollar would have a significant impact on the financial position of the Company. Similar exchange rate risks will arise should the Company's business expand into other markets and its business involves other currencies. The Company does not engage in any foreign currency hedging activities.

GOVERNMENTAL REGULATION. The Company is not currently subject to direct regulation by any government agency, other than applicable securities laws and regulations applicable to business generally. However, it is possible that a number of laws and regulations may be adopted with respect to regulating user privacy, pricing and consumer protection, which may impose additional burdens on companies in this industry conducting business and thus increase the Company's cost of doing business. There can be no assurance that any such new legislation or regulation will not be enacted, nor that the application of laws or regulations from jurisdictions whose laws do not currently apply to the Company's business will subsequently become applicable.

REGULATION UNDER INVESTMENT COMPANY ACT. Although the Company will be subject to regulation under the Securities and Exchange Act of 1934, the Company believes it will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged primarily in the business of investing or trading in securities. The Company may, however, hold minority interests in a number of affiliates and as a consequence the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act could subject the Company to material adverse consequences.

MARKET RISK. The Company's common shares do not presently trade on any recognized stock exchange or other organized securities market. The Company may make application to the National Association of Securities Dealers to have its common shares listed for trading on the NASD OTC Bulletin Board after this Registration Statement becomes effective; however, there is no assurance that such application will be accepted or that a market for the common shares of the Company will ever develop in the United States or, if such a market does develop, that it will continue or that the trading price of the shares will not be subject to significant price fluctuations. Accordingly, an investment in common shares of the Company should only be considered by those investors who do not require liquidity and can afford to suffer a total loss of their investment. An investor should consult with professional advisers before making such an investment.

NO DIVIDENDS TO BE PAID. The Company has not paid dividends on its common stock and does not anticipate paying dividends on its common stock in the foreseeable future. The Board of Directors has sole authority to declare dividends payable to the Company's stockholders. The fact that it has not and does not plan to pay dividends indicates that the Company must use all of its funds generated by operations for reinvestment in operating activities and also emphasizes that the Company may not continue as a going concern. Prospective shareholders also must evaluate an investment in the Company solely on the basis of anticipated capital gains.


ITEM  4.  INFORMATION  ON  THE  COMPANY

A.  HISTORY  AND  DEVELOPMENT  OF  THE  COMPANY

The Company was formed as Coast Falcon Resources Ltd. under the Company Act of British Columbia, Canada, on July 7, 1992, pursuant to a statutory merger of McConnell-Peel Resources Ltd. and Sheba Copper Mines Limited (together, the "Predecessor Companies").

On September 11, 2000, the Company changed its name to Inside Holdings Inc., and on October 6, 2000 it was continued under the Business Corporations Act of the Yukon Territory, Canada.

The Company's registered records office is located at Suite 308, 204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9, and its head office is located at Suite 1260, 609 Granville Street, Vancouver, B.C., Canada, V7Y 1G5. Telephone:
(604)  687-0888.

The Predecessor Companies were engaged in the exploration, development and exploitation of mineral resource properties in Canada, without commercial success. Each Predecessor Company ceased all such activities and abandoned their respective resource property interests prior to the formation of the Company by way of merger of the Predecessor Companies. The balance sheets of the Predecessor Companies were carried over at historical cost.

Since its formation, the Company raised additional private equity capital to settle certain indebtedness and explore new lines of business. Except as described below, the Company did not carry on or acquire any business or property. All costs associated with identifying, researching and negotiating with prospective businesses were expensed in the year they were incurred.

In 1996, the Company entered into a conditional agreement to acquire, from arms-length parties, all of the issued capital stock of Kryton Products Inc., a Canadian private company ("Kryton"), by way of merger. In contemplation of the proposed merger the Company loaned Kryton the aggregate sum of $104,873. The proposed merger was never consummated. Prior management of the Company determined that the loan balance was not collectible and expensed it during the Company's most recent fiscal year ended April 30, 2000.

The Company entered into an agreement, dated May 1, 2000, to purchase its Principal Asset and thereupon commenced a new developmental stage. The Company's proposed business has no prior history of operations. (Attached hereto as Exhibit 4.3.)

The Company recently completed a reorganization, which was approved by shareholders of the Company at a general meeting of shareholders held in Vancouver, Canada on September 6, 2000, to better position the Company to carry on its new business. The reorganization included the following steps:

     (1)     a  new  Board   of  Directors  of  the  Company  was  appointed  by
             shareholders  and  new  management   by  the  Board  of  Directors;

     (2) the Company changed its name to Inside Holdings Inc. to more properly describe the new business direction of the Company;

     (3)     the Company changed its governing jurisdiction from the Province of
             British   Columbia  to  the  Yukon  Territory  where  there  is  no
             requirement that a majority  of  directors  reside  in  Canada;

     (4) the Company reverse-split and then forward-split its common shares and issued, on a net basis, one new share for every ten old shares and eliminated fractional shareholders to reduce otherwise significant shareholder reporting costs;

     (5)     the  Company  issued   3,500,000  post  split  common   shares  at
             approximately $0.04 per share to settle debts owing to related parties in the aggregate amount of $140,513; and

     (6) the Company completed a private placement and issued 650,000 post split common shares at $0.10 per share to five investors in Canada, including directors and officers of the Company, for aggregate proceeds of $65,000. The proceeds from the private placement were used primarily to pay certain debts, complete the reorganization and to provide the Company with initial working capital.

The Company is a "reporting issuer" in the Province of British Columbia, Canada, as that term is defined under the British Columbia Securities Act. The Company is presently required to file annual and quarterly financial statements together with certain other non-financial information with the British Columbia Securities Commission.

The Company is filing this Registration Statement with the Securities and Exchange Commission voluntarily to qualify its shares for trading in the United States secondary market. The Company believes that the registration of the Company's common shares will make the Company a more attractive vehicle to prospective investors. No assurances can be given that a trading market for the Company's shares will ever develop in the United States or, if such a market does develop, that it will continue.

B.  BUSINESS  OVERVIEW

GENERAL

The Company is in its early developmental stage and has not commenced commercial operations. Since its formation, the Company's only activities have been organizational in nature directed at acquiring its principal asset, which is described below, raising capital and developing its business plan. It has no full time employees and owns no real property or other tangible assets other than cash.

Should the Company determine that the plan is feasible, and sufficient capital is made available, it intends to create, brand, market and manage a network of web-based affiliated businesses and content providers to whom the Company will offer a range of business consulting and marketing services.

There is no assurance that the Company will secure the necessary capital to effectively implement its business strategies or be able to attract and secure a sufficient number of appropriate network affiliates to meet its objective.

BUSINESS  STRATEGIES

To facilitate the creation of a network brand, the Company recently acquired and is the beneficial owner of 400 Internet domain names all ending with the suffix "inside.com" (the "Principal Asset"). For example, the Company has the right to use, sell, lease or license the names "finditinside.com", "investinside.com" and "newyorkinside.com", among others. The names include many geographical and subject matter references, which allows for simple navigation of the Internet by using such generic references as opposed to conventional search means. (See Schedule "A" attached to Exhibit 4.3 for a complete listing of Internet domain names acquired.) The Company's business strategies include the sale, lease or license of these domain names to selected network affiliates and then deploying, together with such affiliates, conventional marketing techniques in traditional channels to promote and enhance the network brand.

The value of any particular domain name, not presently in use, is generally a function of its perceived market appeal. Generally, short, generic, intuitive, easy to spell names are more marketable and hence more valuable than names that do not share these characteristics. The Company believes the "inside" designation, is intuitive and easy to bear in mind, making it a superior branding opportunity.

A network affiliate may be a start-up or an already existing operation that is directed at a particular niche constituency. In the case of an existing operation, a domain name having descriptive relevance to such operations, can be used as a forwarding or directional link and in the case of a start-up as a destination web address. Each affiliate would be responsible for developing and managing site content, increasing site 'stickiness' and promoting the network 'brand'.

The Company's intends to promote opportunities for strategic business relationships among network affiliates within and across industry segments. A typical website of an affiliate would promote direct links to other affiliates, with which a strategic relationship has been established, and to the Company, which would serve as a portal to the entire network. As the network expands, the Company will attempt to leverage the combined Internet traffic of the network affiliates and the prospective purchasing power represented by such traffic to obtain benefits for its network affiliates such as discounts for goods and services.

In addition, the Company would seek opportunities to generate capital through the selective sale, from time to time, of its investments in network affiliates to increase shareholder value and to generate capital for reinvestment.

The  Company's main sources of revenues in the future are expected to come from:

     1.   the  sale,  license  or  lease  of  the  Company's  domain  names;
     2.   the  provision  of  business  consulting and marketing services; and
     3.   the  selective  sale  of  investments  in  network  affiliates.

PLAN  OF  OPERATION

In order to pursue the Company's principal business objectives, and because the Company has limited financial and human resources, the Company proposes to take an incremental approach towards implementing its business strategies and has developed the following limited plan of operation.

For the balance of the Company's fiscal year and during the following fiscal year management's focus will be to secure necessary human and capital resources and to research, identify and secure conditional agreements with prospective network affiliates. These affiliates may be start-up enterprises, in which case the Company expects to negotiate a minority or majority equity interest, or existing web-based enterprises. The substantive terms of each agreement with prospective affiliates will likely vary significantly, particularly at this early stage of the Company's development.

Management believes the Company must secure agreements with a minimum of ten prospective network affiliates, with fully operational websites, before a network launch is feasible and a fully integrated business plan can be developed, financed and implemented. Should the Company fail to secure such agreements in a reasonable time period, which shall be determined by the Board of Directors, the Company may have to discontinue its current business plan and consider an alternate business plan, which may also be highly speculative.

Management of the Company anticipates seeking out prospective network affiliates that are established web-based businesses through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to existing businesses, law firms, accounting firms, investment bankers, marketers and similar persons, the use of one or more World Wide Web sites and similar methods. No estimate can be made as to the number of persons who will be contacted or solicited.

Management may also assist with the organization, development and management of prospective network affiliates, which are start-up businesses.

The Company has no current arrangement, agreement or understanding with any prospective network affiliate and there is no assurance that agreements with prospective network affiliates will be made on terms acceptable to the Company or on any terms.

The Company has no full time employees to implement its plan. Management has agreed to allocate a portion of their time to the activities of the Company, however, it is expected that conflicts of interest will arise with respect to the limited time commitment by management. As a consequence, the Company intends to pursue new sources of capital over the six months following the effective date of this Registration Statement and, if successful in securing such capital, anticipates hiring one or more full time persons or engaging the services of outside professionals to work with management to further develop the Company's plan of operation and pursue agreements with prospective network affiliates. The amount of new capital, its intended use, and the terms under which it may be made available are subject to future negotiations and therefore are not presently determinable.

The Company is filing this Registration Statement with the Securities and Exchange Commission voluntarily to qualify its shares for trading in the United States secondary market. The Company believes that the registration of the Company's common shares will make the Company a more attractive vehicle to prospective investors.

COMPETITION

The electronic commerce industry is new, rapidly evolving and intensely competitive, and the Company expects competition to intensify in the future. The Company will likely remain an insignificant participant among the many enterprises, which are attempting to establish or have established a network presence on the World Wide Web.

The most significant potential for competition facing the Company comes from dominant Internet portal companies such as Yahoo and Excite and network companies such as America Online and CMGI, which have already been successfully branded and are positioned to offer substantially greater benefits to prospective affiliates. These and many other established companies have significantly greater financial and personnel resources and technical expertise than the Company.

The Company believes that its Principal Asset provides it with a unique competitive position in establishing brand awareness and that the market is large enough to accommodate many new entrants such as the Company. However, in view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

C.  ORGANIZATIONAL  STRUCTURE

The Company is majority owned by Pemcorp Management Inc., a Canadian private company. (See "Item 7. Major Shareholders and Related Party Transactions")

The  Company  has  no  operating  subsidiaries.

D.  PROPERTY,  PLANTS  AND  EQUIPMENT

The Company owns no property, plant or equipment and there are no current plans to purchase any in the near future. The Company currently utilizes office space in a commercial building located in Vancouver, British Columbia, Canada. The space is shared with several other companies, which share common management.

The Company currently pays no rent. The present facilities are believed to be adequate for meeting the Company's needs for the immediate future. If required in the future, the Company does not anticipate that it will have any difficulty in obtaining additional space at reasonable lease rates.


ITEM  5.  OPERATING  AND  FINANCIAL  REVIEW  AND  PROSPECTS

The following discussion and analysis of the financial condition and operating results of the Company for the six months ended October 31, 2000 and 1999 and the three fiscal years ended April 30, 2000, 1999 and 1998 should be read in conjunction with the financial statements and related notes included in this Registration Statement. (See Item 18 - Financial Statements.)

The Company's financial statements included herein were prepared in accordance with Canadian generally accepted accounted principles. They also comply, in all material respects, with the accounting principles accepted in the United States and the rules and regulations of the Securities and Exchange Commission.

The Company has received no revenues and has had no active business operations in any of its last three fiscal years. In the past, the Company has acquired necessary capital through the limited issuance of its common shares, increasing indebtedness and through advances from related parties. There is no assurance that these sources will continue to be available in the future.

Commencing May 1, 2000, the Company entered into a new development stage with the acquisition of its Principal Asset. In order to carry out its proposed business plan the Company will need to secure additional capital from the issuance of securities, including equity securities, of the Company. There is no assurance that the Company will secure the necessary capital on terms acceptable to the Company or at all. As a consequence of this uncertainty, the Company may have to discontinue its present business plan and consider an alternative business plan, which may also be highly speculative. The Company has not engaged in any discussions concerning other potential businesses and has no immediate plans to identify and negotiate with prospective businesses.

A.  OPERATING  RESULTS

Six  Months ended October 31, 2000 Compared to Six Months ended October 31, 1999

The Company's net loss for 2000 was $57,964 compared to a net loss of $37,702 for 1999. Substantially all of the Company's expenses during these periods were administrative in nature and are expected to remain the Company's largest expenditure unless and until the Company secures the requisite capital to implement its proposed business plan.

The increase in the Company's net loss from 1999 to 2000 was primarily as a result of an amortization charge in the current year of $10,000 and increased professional fees incurred in connection with the Company's reorganization.

Year  ended  April  30,  2000  Compared  to  Year  ended  April  30,  1999

The Company's net loss for 2000 was $187,526 compared to a net loss of $94,464 for 1999. The primary reason for the increase in the Company's net loss from 1999 to 2000 was a one-time write-off of a loan receivable in the amount of $104,873. The loan was made in contemplation of a merger with a private Canadian company. The proposed merger was never consummated and prior management of the Company determined that the loan balance was not collectible.

Administrative expenses, also included in the determination of the Company's net loss in each year, decreased from $94,464 in 1999 to $82,653 in 2000, primarily because of reduced professional and transfer agent fees. Management and consulting fees of $60,000 in the aggregate made up the majority of these administrative expenses in each year.

Year  ended  April  30,  1999  Compared  to  Year  ended  April  30,  1998

The Company's net loss for 1999 was $94,464 compared to a net loss of $119,625 for 1998. The net loss of each year was entirely as a result of administrative expenses and decreased from 1998 to 1999 primarily as a consequence of reduced professional fees. Management and consulting fees of $60,000 in the aggregate made up the majority of these administrative expenses in each year.

B.  LIQUIDITY  AND  CAPITAL  RESOURCES

As at December 31, 2000, total cash was $13,827; current liabilities exceeded current assets by $53,200; and total liabilities exceeded total assets by $26,534. Included in current and total liabilities is $53,375 due to related parties. The Company recently carried out a capital reorganization and derived its current operating capital from the issuance of common shares and from increasing indebtedness. (See "Item 4. Information on the Company-History and development of the company")

The  Company  has  no  planned  capital  expenditures  at  this  time.

The Company is contractually committed to pay $2,500 per month for management services. (See "Item 7. Major Shareholders and Related Party Transactions"). This contract may be cancelled by the Company at any time on 30 days written notice. The contracted party has agreed that fees payable under the contract may be accrued and not paid until such time when the Company has adequate working capital, as determined by the Board of Directors at its sole discretion. The balance owing, included in current liabilities, was $13,375 at December 31, 2000.

The Company is obligated to pay the cost of renewing the registration of each domain name as it comes due. Current registration fees vary between US$15 and US$35 per name. The registration of 119 of the names expires between April 25 and May 2, 2001. The registration of the remaining 281 names expires between February and April of 2002. The Board of Directors will decide at the appropriate time whether or not to renew the registration.

During each of the last three fiscal years, the Company derived most of its operating capital from increasing indebtedness. As at April 30, 2000, current assets were $299, compared to $3,292 and $49,076 at April 30, 1999 and 1998 respectively. Current liabilities were $163,546 at April 30, 2000 compared to $84,586 and $34,906 at April 30, 1999 and 1998 respectively. The increase in the Company's working capital deficit over the period was primarily the result of continuing operating losses. Subsequent to April 30, 2000, the Company issued 3,500,000 common shares in full settlement and satisfaction of a majority of its current liabilities.

The Company's current working capital is insufficient to meet its business objectives. The Company's ability to satisfy projected working capital requirements is dependent upon its ability to secure additional funding through public or private sales of securities, including equity securities of the Company. There is no assurance that the Company will be able to secure the necessary capital on terms acceptable to the Company or on any terms. The Board of Directors and senior management have agreed that they will advance to the Company any additional funds, which the Company requires to pay costs associated with this Registration Statement and subsequent regulatory filings over the next twelve months while it attempts to secure the necessary capital to carry out its business plan. Such advances will be made with an expectation of repayment.

C.  RESEARCH  AND  DEVELOPMENT,  PATENTS  AND  LICENSES

Not  applicable

D.  TREND  INFORMATION

The success of the Company depends on increased use of the Internet for advertising, marketing, providing services and conducting business. Commercial use of the Internet is currently at an early stage of development and the future of the Internet, as a means for conducting commerce, is not clear.

Recently, companies that are dependent upon the use of the Internet have experienced great difficulty in securing the necessary capital to carry out their business plans. Many such companies have ceased operations and been forced into liquidation. The market value of Internet domain names has, as a result, been significantly reduced over the last twelve months and interest in financing start-up Internet businesses has diminished. This trend represents a significant challenge to the Company proposed operations. As a consequence, the Company's Board of Directors will closely monitor the Company's progress and reassess its plans and strategies on a regular basis, which may result in the Company choosing to discontinue its proposed business in the future and combine with another business, which may also be highly speculative in nature. The Company has not engaged in any discussions concerning potential business combinations and has no immediate plans to identify and negotiate with prospective businesses.

ITEM  6.  DIRECTORS,  SENIOR  MANAGEMENT  AND  EMPLOYEES

A.  DIRECTORS  AND  SENIOR  MANAGEMENT

The following are the names, ages and place of residence of the directors and executive officers of the Company and their respective positions with the Company and their principal occupations during the past five years.

     Leonard Petersen - Mr. Petersen, age 46, is C.E.O, president and a director of the Company and has held these positions since September 6, 2000. He is also secretary and a director of Pemcorp Management Inc. ("Pemcorp"), a Canadian private management consulting services company, and has held these positions since 1990. Mr. Petersen is a chartered accountant in the Province of British Columbia, Canada and a citizen and resident of Canada.

     William D. McCartney - Mr. McCartney, age 45, is a director of the Company and has held this position since September 6, 2000. He is the president and a director of Pemcorp, and has held these positions since 1990. Mr. McCartney is a chartered accountant in the Province of British Columbia, Canada and a citizen and resident of Canada.

     Murray J. Oliver - Mr. Oliver, age 34, is a director of the Company and has held this position since September 6, 2000. He is also the sole proprietor of North Star Consulting, an unincorporated consulting services business and has carried on this business since 1993. Mr. Oliver is a citizen and resident of Canada.

     Paul A. Visosky - Mr. Visosky, age 45, is secretary of the Company and has held this position since September 6, 2000. He has been a practicing attorney since 1983 and is a principal in the law firm of Nexus Venture Capital Lawyers, which is licensed to carry on business in the Province of British Columbia, Canada. Mr. Visosky is a citizen and resident of Canada.

None of the directors or officers of the Company are related and there were no arrangements or understandings between any director or officer of the Company and any other person pursuant to which he was selected as a director or officer.

B.  COMPENSATION

In each of the last three fiscal years, the Company paid or accrued management fees of $30,000 to its former chief executive officer, Vernon G. Meyer. Mr. Meyer resigned as chief executive officer on September 6, 2000 and the Company's agreement to pay management fees to Mr. Meyer was terminated by mutual consent effective July 31, 2000.

No cash or non-cash compensation was paid or distributed to any officer or director of the Company during the last three fiscal years under any pension, stock option or other plans nor is there any plan for such payments or distributions during the next fiscal year.

No monies were set aside or accrued by the Company during the last three fiscal years and no plan presently exists to provide pension, retirement or similar benefits for directors or officers of the Company.

Presently, there are no standard or other arrangements under which directors or officers of the Company will be compensated directly for their services in their capacity as directors or officers, except that they are each entitled to be reimbursed for their out-of-pocket expenses. The Company is party to a management agreement with Pemcorp (attached hereto as Exhibit 4.4), which is controlled by two directors of the Company.

The Company has no compensatory plan or arrangement to compensate directors or officers of the Company in the event of their termination or following a change in control of the Company.

C.  BOARD  PRACTICES

The Company's directors are elected by the shareholders at each annual general meeting and typically hold office until the next annual general meeting at which time they may be re-elected or replaced. The current Board of Directors was elected at the Company's last annual general meeting held on September 6, 2000.

The By-laws of the Company permit the directors to appoint directors to fill any casual vacancies that may occur due to resignation of directors. Individuals appointed as directors to fill casual vacancies hold office like any other director until the next annual general meeting at which time they may be re-elected or replaced.

The chief executive officer and the secretary of the Company were appointed on September 6, 2000 and hold their respective offices at the discretion of the Board of Directors.

The Company's audit committee presently includes three directors, two of which are not officers of the Company, as follows:

     Leonard  Petersen          C.E.O., President and Director
     William  D.  McCartney     Director
     Murray  J.  Oliver         Director

The audit committee reviews the Company's annual and interim financial statements, meets with the Company's auditors, when applicable, and makes recommendations to the Board of Directors.

The  Company  does  not  presently  have  a  compensation  committee.

There are no director service contracts that provide for benefits upon termination of service.

D.  EMPLOYEES

The Company has no full or part time employees, except for senior management and the Board of Directors.

E.  SHARE  OWNERSHIP

As at December 31, 2000, the present directors and senior management of the Company, as a group own, directly or indirectly a total of 4,089,200 shares representing 88% of the issued and outstanding common shares, as follows:

                                                        PERCENT
      TITLE                                              OWNED
      OF CLASS  IDENTITY OF PERSON          AMOUNT     OF CLASS

      Common    Leonard Petersen          3,239,200 (1)   69.8%
      Common    William D. McCartney      3,239,200 (1)   69.8%
      Common    Murray J. Oliver            150,000        3.2%
      Common    Paul Visosky                100,000        2.1%

   (1) Includes 2,639,200 owned by Pemcorp, a private Canadian company, indirectly controlled 50% by William D. McCartney and 50% by Leonard Petersen, and 600,000 shares owned indirectly by each of McCartney and Petersen.

There are no outstanding options or warrants to purchase securities from the Company and no present arrangements to grant options to any director, officer or employee of the Company.


ITEM  7.  MAJOR  SHAREHOLDERS  AND  RELATED  PARTY  TRANSACTIONS

A.  MAJOR  SHAREHOLDERS

To the best of the Company's knowledge, it is not indirectly owned or controlled by any other corporation, except as disclosed below, or foreign government.

As of the date of this Registration Statement, there are no persons or groups known to the Company to be the owners of more than 5% of the Company's issued and outstanding shares except as disclosed below.


                                                          PERCENT
      TITLE                                                OWNED
      OF CLASS  IDENTITY OF SHAREHOLDER        AMOUNT     OF CLASS

      Common    Pemcorp Management Inc.      2,639,200   (1) 56.9%
      Common    Petersen Management Inc.       600,000   (2) 12.9%
      Common    WMC Equities Inc.              600,000   (3) 12.9%
      Common    William D. McCartney         3,239,200   (4) 69.8%
      Common    Leonard Petersen             3,239,200   (5) 69.8%

   (1) Pemcorp, a private Canadian company, is indirectly controlled 50% by William D. McCartney and 50% by Leonard Petersen, both of whom are directors of the Company.
   (2) Petersen Management Inc., a Canadian private company, is 100% controlled by Leonard Petersen, a director of the Company.
   (3) WMC Equities Inc., a Canadian private company, is 100% controlled by William D. McCartney, a director of the Company.
   (4) The number of shares includes all of the shares held by WMC Equities Inc. and Pemcorp.
   (5) The number of shares includes all of the shares held by Petersen Management Inc. and Pemcorp.

At the end of the Company's last fiscal year, Pemcorp owned 139,200 common shares of the Company, adjusted for a reverse split and a forward split that resulted, on a net basis, in the issue of one new share for each ten old shares. The balance of the shares held by major shareholders were issued in October 2000 in connection with the Company' reorganization previously described. (See "Item
4.  Information  on  the  Company-History  and  development  of  the  company")

As of December 31, 2000, there were a total of 113 holders of record of the Company's common shares and a total of 4,637,600 common shares were outstanding. Approximately 97,500 common shares, or 2% of the Company's total common shares issued, were held by 23 persons residing in the United States. These numbers do not include shareholders who hold the shares in street name.

None of the above persons have different voting rights from other shareholders of the Company.

There are no arrangements, known to the Company, the operation of which could result in a change in control of the Company.

B.  RELATED  PARTY  TRANSACTIONS

The Company paid or accrued consulting fees of $20,000 to Pemcorp from the beginning of the current fiscal year to December 31, 2000 and $30,000 to Pemcorp in each of the last three fiscal years in connection with researching, identifying and negotiating with prospective business acquisitions on behalf of the Company. Pemcorp is a private Canadian company controlled by William D. McCartney and Leonard Petersen both of whom became directors of the Company on September 6, 2000. The Company formalized its relationship with Pemcorp by way of written agreement made effective August 1, 2000, which provides for the payment of $2,500 per month for general management services to be provided by Messrs McCartney and Petersen. The agreement may be cancelled by the Company on 30 days written notice. Pemcorp has agreed that fees payable under the agreement may be accrued and not paid until such time when the Company has adequate working capital, as determined by the Board of Directors at its sole discretion. (Attached hereto as Exhibit 4.4.)

The Company entered into an agreement, dated May 1, 2000, to purchase its Principal Asset from a private company (the "Vendor") controlled by William D. McCartney, Leonard Petersen, Murray J. Oliver, all of whom became directors of the Company on September 6, 2000, and/or their respective spouses. The purchase agreement was approved by shareholders of the Company. The purchase consideration consisted of a note in the amount of $40,000 payable without interest on the earlier of:

     (1) the date on which the Company is in receipt of proceeds totaling $40,000 from the sale, lease or license of any of the assets purchased;

     (2) the date on which the Company is in receipt of proceeds totaling $200,000 from the sale and issuance of common shares; and

     (3)     June  30,  2001.

In addition, the Company agreed to pay the Vendor a royalty over five years equal to 15% of the gross proceeds received from the sale, lease or license of any of the domain names purchased under the agreement to a maximum of $1 million and to pay the cost of renewing the registration of each domain name as it comes due. Current registration fees vary between US$15 and US$35 per name. The registration of 119 of the names expires between April 25 and May 2, 2001. The registration of the remaining 281 names expires between February and April of 2002. (Attached hereto as Exhibit 4.3.)

At July 31, 2000, the Company owed Pemcorp and the Company's former chief executive officer $80,250 and $81,663 respectively. These amounts were unsecured, non-interest bearing and without fixed terms of repayment. The Company entered into agreements, made effective July 31, 2000, with each creditor to settle and satisfy their respective claims in full in exchange for a total of 3,500,000 common shares of the Company and the payment of $21,400. These shares were issued on October 26, 2000. (Attached hereto as Exhibit 4.1 and 4.2.)

The Company has paid or accrued legal fees of $6,878 to Nexus Venture Capital Lawyers for legal services rendered to December 31, 2000. Nexus is a law firm controlled by Paul Visosky, who became secretary of the Company on September 6, 2000.

On October 26, 2000 the Company also issued 450,000 common shares to four directors and senior officers of the Company in connection with a private placement of 650,000 common shares to five Canadian resident investors.

C.  INTERESTS  OF  EXPERTS  AND  COUNSEL

Not  applicable


ITEM  8.  FINANCIAL  INFORMATION

A.  FINANCIAL  STATEMENTS  AND  OTHER  FINANCIAL  INFORMATION

FINANCIAL  STATEMENTS

The Company's interim unaudited financial statements for the six months ended October 31, 2000 and 1999 and audited financial statements for the three fiscal years ended April 30, 2000, 1999 and 1998 together with the auditors' report are included as exhibits to this Registration Statement. These financial statements were prepared in accordance with Canadian generally accepted accounted principles. They also comply, in all material respects, with the accounting principles accepted in the United States and the rules and regulations of the Securities and Exchange Commission.

LEGAL  PROCEEDINGS

The Company is not presently involved in, nor is it aware of any pending legal proceedings, which could have a material adverse effect upon its business or financial position. To the best of the Company's knowledge, there are no legal proceedings contemplated by any governmental or regulatory authority.

DIVIDEND  POLICY

The Company has not paid dividends in any of its last five fiscal years and the Company has no plans to pay dividends in the foreseeable future.

B.  SIGNIFICANT  CHANGES

Since April 30, 2000, the end of the Company's most recent fiscal year, the Company completed a reorganization, changed its business and commenced a new development stage. (See "Item 4. Information on the Company-History and development of the company")


ITEM  9.  THE  OFFER  AND  LISTING

A.  OFFER  AND  LISTING  DETAILS

The Company is not presently offering securities to the public. There is no assurance that an organized market for the common stock of the Company will ever develop and therefore a holder of the common stock of the Company may not be able to readily liquidate his or her investment.

B.  PLAN  OF  DISTRIBUTION

Not  applicable

C.  MARKETS

The Company's common shares do not presently trade on any recognized stock exchange in any other organized securities market.

The Company may make application to the National Association of Securities Dealers ("NASD") to have its common shares listed for trading on the NASD OTC Bulletin Board ("OTC") after this Registration Statement becomes effective, however, there is no assurance that a market for the common shares of the Company will ever develop in the United States or, if such a market does develop, that it will continue. The Company believes that having its common shares eligible to trade on the OTC would enhance its ability to secure the requisite capital to carry out its business plan and strategies.

The OTC market differs from national and regional stock exchanges in that it (1) is not situated in a single location but operates through communication of bids, offers and confirmations between broker-dealers and (2) securities admitted to quotation are offered by one or more broker-dealers rather than the "specialist" common to stock exchanges. To qualify for listing on the OTC, an equity security must have one registered broker-dealer, known as the market maker, willing to list bid or sale quotations and to sponsor the company for listing on the OTC. There is no assurance that the Company will successfully engage the services of a registered broker-dealer to sponsor the Company's application to list its common shares on the OTC.

D.  SELLING  SHAREHOLDERS

Not  applicable

E.  DILUTION

Not  applicable

F.  EXPENSES  OF  ISSUE

Not  applicable


ITEM  10.  ADDITIONAL  INFORMATION

A.  SHARE  CAPITAL

The Company has an authorized capital of 100,000,000 common shares without par value, of which 500,486 shares were outstanding as of April 30, 2000, the Company's last fiscal year, and 4,637,600 shares were outstanding as of October 31 and December 31, 2000.

The common shares are not subject to any future call or assessment and they all have equal voting rights of one vote per share. There are no special rights or restrictions of any nature attached to any of the shares and they all rank equally, as to all benefits that might accrue to the holder thereof.

There are no outstanding options or warrants to purchase commons shares of the Company or other securities convertible into common shares of the Company, and the Company is not presently party to any agreement to issue securities of the Company in the future.

There were no material changes to the Company's share capital during the last three fiscal years ending April 30, 2000. (See Item 18 - Financial Statements)

Since April 30, 2000, the Company completed a reorganization, which included a reverse split and forward split of its issued common shares resulting in the issue, on a net basis, of one new share for ten old shares. In addition, the Company settled certain indebtedness in exchange for common shares of the Company and completed a private placement of common shares for cash as follows:

     a. the Company issued 3,500,000 post split common shares (representing approximately 75% of the current issued shares) at approximately $0.04 per share to settle debts owing to related parties in the aggregate amount of $140,513; and

     b. the Company completed a private placement and issued 650,000 post split common shares (representing approximately 14% of the current issued shares) at $0.10 per share to five investors in Canada, including directors and officers of the Company, for aggregate proceeds of $65,000 which proceeds were used primarily to pay certain debts, complete the reorganization and to provide the Company with initial working capital.

The prices at which the debts were settled and the private placement completed were arbitrarily chosen. (See "Item 4. Information on the Company-History and development of the Company" and the Company's interim financial statements attached to this Registration Statement as an exhibit for a more complete description of changes to share capital during this period.)

B.  MEMORANDUM  AND  ARTICLES  OF  ASSOCIATION

ORGANIZATION  AND  REGISTOR

The Company is a corporation organized in the Yukon Territory, Canada, under the Yukon Business Corporations Act as of October 6, 2000 under No. 28380 by way of Articles of Continuance.

OBJECTS  AND  PURPOSES

The Company does not have any objects or purposes stated in its Articles or By-laws. Under Yukon law, the Company can carry on any business except, as set out in Section 5 of the Company's Articles, the Company is restricted from carrying on the business of a railway, steamship, air transport, canal, telegraph, telephone, or irrigation company.

DIRECTORS

Every director and officer of a Yukon corporation in exercising his powers and discharging his duties must:

     (a) act honestly and in good faith with a view to the best interests of the corporation, and

     (b) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

No provision in a contract, the Articles, the By-laws or a resolution relieves a director or officer from the duty to act in accordance with the Act or relieves him from liability for a breach of that duty.

The Company's By-laws do not require a director to abstain from voting on a proposal, arrangement or contract in which the director is materially interested. Pursuant to Yukon law, a director or officer of a corporation who:

     (a) is a party to a material contract or proposed material contract with the corporation, or

     (b) is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with the corporation,

shall disclose in writing to the corporation or request to have entered in the minutes of meetings of directors the nature and extent of his interest.

The By-laws permit the directors to vote on compensation to themselves or any member of their body without independent quorum. Yukon law states that, subject to the Articles, the By-laws or any unanimous shareholder agreement, the directors of a corporation may fix the remuneration of the directors, officers and employees of the corporation.

The By-laws provide that the directors may, from time to time, authorize the Company to make any bonds, debentures or other debt obligations issued by the Company. The borrowing powers may be varied by resolution of the directors and ratified by shareholders of the Company. Yukon law states that, unless the Articles or By-laws of, or a unanimous shareholder agreement relating to, a corporation otherwise provide, the directors of a corporation may, without authorization of the shareholders,

     (a)  borrow money on the credit of the corporation,

     (b)  issue, reissue, sell or pledge debt obligations of the corporation,

     (c) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the corporation, owned or subsequently acquired, to secure any obligation of the corporation.

Unless the articles or bylaws of or a unanimous shareholder agreement relating to a corporation otherwise provide, the directors may, by resolution, delegate the powers referred to above to a director, a committee of directors or an officer.

The By-laws do not contain an age limit for retirement of directors and do not contain a requirement that directors own shares of the Company. There is no reference in Yukon law to the agent limit for retirement of directors but the law does state, unless the articles otherwise provide, that a director of a corporation is not required to hold shares issued by the corporation.

The By-Laws state that Directors do not stand for re-election at staggered intervals and there is no cumulative voting permitted. Yukon law states that it is not necessary that all directors elected at a meeting of shareholders hold office for the same term and that a director not elected for an expressly stated term ceases to hold office at the close of the first annual meeting of shareholders following his election.

COMMON  SHARES

The Company's authorized share capital consists of 100,000,000 common shares without par value.

The Company's shares register is administered by Pacific Corporate Trust Company of Vancouver, British Columbia, as registrar and transfer agent.

The holders of the common shares are entitled to vote at any meeting of the shareholders of the Company and have one vote in respect of each common share held by them.

In the event of a liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, holders of common shares shall be entitled to receive any remaining property of the Company. Yukon law states that if, in the course of liquidation of a corporation, the shareholders resolve or the liquidator proposes to:

     (a) exchange all or substantially all the property of the corporation for securities of another body corporate that are to be distributed to the shareholders, or

     (b) distribute all or part of the property of the corporation to the shareholders in kind, a shareholder may apply to the Supreme Court for an order requiring the distribution of the property of the corporation to be in money.

The common shares do not have any redemption or sinking-fund provisions and are not subject to any further capital calls by the Company. There are no provisions discriminating against any existing or perspective holder of common shares as a result of such shareholder owning a substantial number of shares.

A meeting of all holders of common shares is required to change the rights of holders of the common shares.

DIVIDENDS

Holders of common shares are entitled to receive, out of profits and surplus available for dividend, any dividends declared by the directors on the common shares. Any dividend unclaimed after a period of six years from the date on which the dividend has been declared to be payable shall be forfeited and shall revert to the Company.

VOTING  RIGHTS

Each common share represents one vote. The By-laws of the Company state that cumulative voting is not permitted.

The Company's By-laws and Yukon law provide that resolutions are passed at shareholder meetings by a simple majority of votes cast, unless a higher vote is required by law.

SHAREHOLDER  MEETINGS

The By-laws of the Company provide that the annual meeting of shareholders shall be held at any location in North America specified by the directors in a notice of meeting. The directors determine the timing of the meeting.

The only persons entitled to be present at a meeting of the shareholders shall be those persons entitled to vote thereat. A quorum of shareholders consists of the holders of 5% of the shares entitled to vote at the meeting present in person or represented by proxy.

There are no limitations on the right to own securities, including the rights of non-resident or foreign shareholders, to hold or exercise voting rights on the securities imposed by foreign law or by the charter or other constituent documents of the Company.

CHANGE  IN  CONTROL

There are no provisions in the Company's Articles of Continuance or By-laws that would have the effect of delaying, deferring or preventing a change of control of the Company.

DISCLOSURE  OF  SHARE  HOLDINGS

There are no provisions in the By-laws governing the ownership threshold above which shareholder ownership must be disclosed.

C.  MATERIAL  CONTRACTS

The Company paid or accrued consulting fees to Pemcorp from the beginning of the current fiscal year to December 31, 2000 and in each of the last three fiscal years in connection with researching, identifying and negotiating with prospective business acquisitions on behalf of the Company. Pemcorp is a private Canadian company controlled by William D. McCartney and Leonard Petersen both of who became directors of the Company on September 6, 2000. The Company formalized its relationship with Pemcorp by way of written agreement made effective August 1, 2000, which provides for the payment of $2,500 per month for general management services to be provided by Messrs McCartney and Petersen. The agreement may be cancelled by the Company with one month written notice. Pemcorp has agreed that fees payable under the agreement may be accrued and not paid until such time when the Company has adequate working capital, as determined by the Board of Directors at its sole discretion. (Attached hereto as Exhibit 4.4.)

The Company entered into an agreement, dated May 1, 2000, to purchase its Principal Asset. The purchase consideration consisted of a note in the amount of $40,000 payable without interest on the earlier of:

     a. the date on which the Company is in receipt of proceeds totaling $40,000 from the sale, lease or license of any of the assets purchased;

     b. the date on which the Company is in receipt of proceeds totaling $200,000 from the sale and issue of common shares; and

     c.   June 30, 2001.

In addition, the Company agreed to pay the Vendor a royalty over five years equal to 15% of the gross proceeds received from the sale, lease or license of any of the domain names purchased under the agreement to a maximum of $1 million and to pay the cost of renewing the registration of each domain name as it comes due. Current registration fees vary between US$15 and US$35 per name. The registration of 119 of the names expires between April 25 and May 2, 2001. The registration of the remaining 281 names expires between February and April of 2002. (Attached hereto as Exhibit 4.3.)

D.  EXCHANGE  CONTROLS

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export of capital affecting the remittance of interest, dividends or other payments to nonresident holders of the Company's shares. Any such remittances, however, are subject to withholding tax.

There are no limitations under the laws of Canada, the Yukon Territory or in the charter or any other constituent documents of the Company on the right of foreigners to hold or vote the shares of the Company. However, under the provisions of the Investment Canada Act, when control of a Canadian business is acquired by a non-Canadian, the transaction may be reviewable in certain circumstances by Investment Canada, an agency of the federal government of Canada. Reviewable transactions are those in which a non-Canadian acquires the assets of a Canadian business or the voting shares of a Canadian corporation the value of which assets or shares exceeds $5 million (Canadian). Also, certain transactions are specifically exempted from review.

E.  TAXATION

TAXATION  ON  DIVIDENDS

Generally, cash dividends paid by Canadian corporations to nonresident shareholders are subject to a withholding tax of 25 percent. However, pursuant to Article X[2] of the Canada-United States tax treaty, dividends paid to a resident of the United States are only subject to a 15 percent withholding tax. Further, if the United States resident owns 10 percent or more of the voting shares of the Canadian company paying the dividends, the withholding tax is reduced to 10 percent. In addition to dividend withholding, interest paid to United States residents is subject to a 15 percent withholding tax pursuant to
Article  XI[2]  of  the  Canada-United  States  tax  treaty.

TAXATION  ON  CAPITAL  GAINS

A nonresident purchaser who holds shares of the Company as capital property will not be subject to Canadian tax on capital gains realized on the disposition of such shares unless such shares are "taxable Canadian property" within the meaning of the Income Tax Act (Canada) and no relief is afforded under any applicable tax treaty. The shares of the Company would be taxable Canadian property of a nonresident purchaser if the nonresident purchaser used the shares in carrying on a business in Canada or if at any time during the five-year period immediately preceding the disposition not less than 25 percent of the issued shares of any class of the Company belonged to the particular purchaser, persons with whom the purchaser did not deal at arm's length or any combination thereof.

Holders of common shares of the Company should seek independent advice from their own professional tax advisors with respect to the Canadian Income Tax consequences arising from the holding of Common Shares of the Company.

F.  DIVIDENDS  AND  PAYING  AGENTS

The Company has not paid dividends in any of its last five fiscal years and the Company has no plans to pay dividends in the foreseeable future.

G.  STATEMENT  BY  EXPERTS

Not  applicable

H.  DOCUMENTS  ON  DISPLAY

All documents concerning the Company, which are referred to in this Registration Statement are available for inspection at the offices of Nexus Venture Capital
Lawyers:  Suite  3400,  666  Burrard  Street,  Vancouver,  Canada.

I.  SUBSIDIARY  INFORMATION

Not  applicable


ITEM  11.  QUANTITATIVE  AND  QUALITATIVE  DISCLOSURES  ABOUT  MARKET  RISK

The Company is a small business issuer as defined in Rule 405 of the Securities Act of 1933, as amended, and Rule 12b-2 of the Securities Exchange Act of 1934, as amended, and therefore need not provide the information requested by this item.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133. "Accounting For Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities.

SFAS No. 133 will be effective for the Company's fiscal year beginning May 1, 2000. Because the Company is not involved in any activities covered by SFAS No. 133, the adoption of SFAS No. 133 is not expected to have a material effect on the Company's financial position or results of operations.


ITEM  12.  DESCRIPTION  OF  SECURITIES  OTHER  THAN  EQUITY  SECURITIES

Not  applicable

                                     PART II

Not  applicable

                                    PART III

ITEM  17.  FINANCIAL  STATEMENTS

Reference  is  made  to  Item  18.  "Financial  Statements".

ITEM  18.  FINANCIAL  STATEMENTS

The Company's Financial Statements, Auditor's Reports, if applicable, and Notes to the Financial Statements, which are required to be filed hereunder, are contained on pages 32 through 46 as follows:
                                                                          Page
                                                                          ----

Auditors'  Report  dated  June  20,  2000. . . . . . . . . . . . . . . .  32

Balance Sheets as at April 30, 2000 and 1999 (Audited) and
October 31, 2000  (Unaudited). . . . . . . . . . . . . . . . . . . . . .  33, 40

Statements  of  Operations  and Deficit for the six months ended the years ended April  30,  2000,  1999  and  1998  (Audited)
and October 31, 2000 (Unaudited) . . . . . . . . . . . . . . . . . . . .  34, 41

Statements of Cash Flows the years ended April 30, 2000,
1999 and 1998 (Audited) and  for  the  six  months  ended
October  31,  2000  (Unaudited). . . . . . . . . . . . . . . . . . . . .  35, 42

Statements  of  Shareholders  Equity since inception to
April 30, 2000 (audited) and  the  six  months  ended
October  31,  2000  (Unaudited). . . . . . . . . . . . . . . . . . . . .  36, 43

Notes  to  the  Financial  Statements  for the for the
year ended April 30, 2000 (Audited)  and  six  months
ended  October  31,  2000  (Unaudited) . . . . . . . . . . . . . . . . .  37, 44

DAVIDSON & COMPANY    Chartered Accountants                   A  Partnership  of
                  ====                                        ==================
                                                      Incorporated Professionals
                                                      ==========================


                                AUDITORS' REPORT


To  the  Shareholders  of
Coast  Falcon  Resources  Ltd.
(A  Development  Stage  Company)


We have audited the balance sheets of Coast Falcon Resources Ltd. as at April 30, 2000 and 1999 and the statements of operations and deficit, cash flows and shareholders' equity for the years ended April 30, 2000, 1999 and 1998 and the period from the date of formation on July 7, 1992 to April 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2000 and 1999 and the results of its operations, cash flows and shareholders' equity for the years ended April 30, 2000, 1999 and 1998 and the period from the date of formation on July 7, 1992 to April 30, 2000 in accordance with generally accepted accounting principles in Canada. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.




                                                            "DAVIDSON & COMPANY"



Vancouver, Canada                                          Chartered Accountants

June  20,  2000

                          A Member of SC INTERNATIONAL
                          ============================

 Suite 1200, Stock Exchange Tower, 609 Granville Street, P.O. Box 10372, Pacific
                     Centre, Vancouver, BC, Canada, V7Y 1G6
                  TELEPHONE (604) 687-0947  FAX (604) 687-6172

COAST  FALCON  RESOURCES  LTD.
BALANCE  SHEETS
(Expressed  in  Canadian  Dollars)
(A  Development  Stage  Company)
AS  AT  APRIL  30

===================================================================================
                                                             2000          1999
-----------------------------------------------------------------------------------

ASSETS

CURRENT
  Cash                                                   $       299   $     3,292

LOAN RECEIVABLE                                                    -       105,573
                                                         ------------  ------------

                                                         $       299   $   108,865
===================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT
  Accounts payable and accrued liabilities               $    18,933   $     5,273
  Due to related parties                                     144,613        79,313
                                                         ------------  ------------

                                                             163,546        84,586
                                                         ------------  ------------

SHAREHOLDERS' EQUITY
  Capital stock
   Authorized
     50,000,000 shares without par value
   Issued
     April 30, 1999 and 2000 - 5,004, 867 common shares    3,163,181     3,163,181
  Deficit accumulated during development stage            (3,326,428)   (3,138,902)
                                                         ------------  ------------

                                                            (163,247)       24,279
                                                         ------------  ------------

                                                         $       299   $   108,865
===================================================================================

ON  BEHALF  OF  THE  BOARD:


/s/  Vernon G. Meyer       Director     /s/  Kenneth I. Potter         Director
-------------------------           --------------------------------


   The accompanying notes are an integral part of these financial statements.

COAST  FALCON  RESOURCES  LTD.
STATEMENTS  OF  OPERATIONS  AND  DEFICIT
(Expressed  in  Canadian  Dollars)
(A  Development  Stage  Company)

========================================================================================
                                  Cumulative
                                     Amounts
                                        From
                                   Formation
                                  on July 7,
                                    1992  to             Year  Ended  April  30
                                   April 30,    ----------------------------------------
                                        2000        2000          1999          1998
                                  ------------  ------------  ------------  ------------
----------------------------------------------------------------------------------------

EXPENSES
  Consulting                      $   122,100   $    30,000   $    30,000   $    30,000
  Listing and transfer agent fees      64,329         4,923         8,105         8,632
  Management fees                     216,000        30,000        30,000        30,000
  Office and general                   67,090         6,441        10,062         7,050
  Professional fees                   139,330        11,289        16,297        43,943
                                  ------------  ------------  ------------  ------------


LOSS BEFORE OTHER ITEM               (608,849)      (82,653)      (94,464)     (119,625)


OTHER ITEM
  Write-off of loan receivable       (104,873)     (104,873)            -             -
                                  ------------  ------------  ------------  ------------


LOSS FOR THE PERIOD                  (713,722)     (187,526)      (94,464)     (119,625)


DEFICIT, BEGINNING OF PERIOD       (2,612,706)   (3,138,902)   (3,044,438)   (2,924,813)
                                  ------------  ------------  ------------  ------------


DEFICIT, END OF PERIOD            $(3,326,428)  $(3,326,428)  $(3,138,902)  $(3,044,438)
========================================================================================


LOSS PER SHARE                                  $    (0.038)  $    (0.019)  $    (0.026)
========================================================================================


   The accompanying notes are an integral part of these financial statements.

COAST  FALCON  RESOURCES  LTD.
STATEMENTS  OF  CASH  FLOWS
(Expressed  in  Canadian  Dollars)
(A  Development  Stage  Company)

================================================================================================
                                                  Cumulative
                                                     Amounts
                                                        From
                                                   Formation
                                                  on July 7,
                                                    1992  to         Year  Ended  April  30
                                                   April 30,   ---------------------------------
                                                        2000      2000       1999        1998
------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
 Loss for the year                                $ (713,722)  $(187,526)  $(94,464)  $(119,625)
 Item not involving cash:
   Write-off of loan receivable                      104,873     104,873          -           -

 Change in non-cash working capital items:
   Decrease in prepaids                                    -           -          -       3,460
   Increase (decrease) in accounts payable          (174,461)     13,660      5,080      (1,968)
   Increase in due to related parties                 48,382      65,300     44,600       5,675
                                                  -----------  ----------  ---------  ----------

 Cash used in operating activities                  (734,928)     (3,693)   (44,784)   (112,458)
                                                  -----------  ----------  ---------  ----------

CASH FLOWS FROM FINANCING ACTIVITIES
 Issuance of capital stock                           840,100           -          -     194,100
                                                  -----------  ----------  ---------  ----------

 Cash provided by financing activities               840,100           -          -     194,100
                                                  -----------  ----------  ---------  ----------

CASH FLOWS FROM INVESTING ACTIVITIES
 Loan receivable                                    (104,873)        700     (1,000)    (40,340)
                                                  -----------  ----------  ---------  ----------

 Cash provided by (used in) investing activities    (104,873)        700     (1,000)    (40,340)
                                                  -----------  ----------  ---------  ----------

INCREASE (DECREASE) IN CASH FOR THE PERIOD               299      (2,993)   (45,784)     41,302

CASH, BEGINNING OF PERIOD                                  -       3,292     49,076       7,774
                                                  -----------  ----------  ---------  ----------

CASH, END OF PERIOD                               $      299   $     299   $  3,292   $  49,076
================================================================================================

CASH PAID FOR INCOME TAXES                        $        -   $       -   $      -   $       -
================================================================================================

CASH PAID FOR INTEREST                            $        -   $       -   $      -   $       -
================================================================================================


There  were  no  non-cash  financing and investing transactions during the years ended
April 30, 2000, 1999 and 1998.


   The accompanying notes are an integral part of these financial statements.

COAST FALCON RESOURCES LTD.
STATEMENTS  OF  SHAREHOLDERS'  EQUITY
(Expressed  in  Canadian  Dollars)
(A  Development  Stage  Company)

==========================================================================================

                                           Common        Common        Deficit
                                           Shares        Shares    Accumulated
                                       Issued and    Issued and         During
                                       Fully Paid    Fully Paid    Development
                                         (Number)      (Amount)          Stage       Total
------------------------------------------------------------------------------------------

Issued upon formation (July 7, 1992)   1,703,719   $  2,323,081  $ (2,612,706)  $(289,625)
  Loss for the period                          -              -       (22,569)    (22,569)
                                      -----------  ------------  -------------  ----------

Balance, April 30, 1993                1,703,719      2,323,081    (2,635,275)   (312,194)
  Loss for the year                            -              -       (62,142)    (62,142)
                                      -----------  ------------  -------------  ----------

Balance, April 30, 1994                1,703,719      2,323,081    (2,697,417)   (374,336)
  Loss for the year                            -              -       (53,880)    (53,880)
                                      -----------  ------------  -------------  ----------

Balance, April 30, 1995                1,703,719      2,323,081    (2,751,297)   (428,216)
  Loss for the year                            -              -       (74,567)    (74,567)
                                      -----------  ------------  -------------  ----------

Balance, April 30, 1996                1,703,719      2,323,081    (2,825,864)   (502,783)
  Shares issued for cash               2,584,000        646,000             -     646,000
  Cancellation of shares                 (52,726)             -             -           -
  Loss for the year                            -              -       (98,949)    (98,949)
                                      -----------  ------------  -------------  ----------

Balance, April 30, 1997                4,234,993      2,969,081    (2,924,813)     44,268
  Shares issued for cash                 776,400        194,100             -     194,100
  Loss for the year                            -              -      (119,625)   (119,625)
                                      -----------  ------------  -------------  ----------

Balance, April 30, 1998                5,011,393      3,163,181    (3,044,438)    118,743
  Cancellation of shares                  (6,526)             -             -           -
  Loss for the year                            -              -       (94,464)    (94,464)
                                      -----------  ------------  -------------  ----------

Balance, April 30, 1999                5,004,867      3,163,181    (3,138,902)     24,279
  Loss for the year                            -              -      (187,526)   (187,526)
                                      -----------  ------------  -------------  ----------

Balance, April 30, 2000                5,004,867   $  3,163,181  $ (3,326,428)  $(163,247)
==========================================================================================


   The accompanying notes are an integral part of these financial statements.

COAST  FALCON  RESOURCES  LTD.
NOTES  TO  THE  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
(A  Development  Stage  Company)
APRIL  30,  2000
================================================================================


1.   FORMATION AND SUBSEQUENT EVENT

     NATURE  OF  OPERATIONS

     The Company was formed under the laws of the province of British Columbia, Canada, on July 7, 1992 pursuant to a statutory amalgamation of two predecessor companies previously engaged in the exploration and development of mineral resource properties in Canada. The balance sheets of the predecessor companies were carried over at historical cost.

     Since the date of formation the Company raised additional private equity capital to settle certain indebtedness and for the further purpose of exploring new lines of business. The Company has yet to conclude a business acquisition or combination. All costs associated with identifying, researching and negotiating with prospective businesses have been charged to earnings in the year they were incurred. The Company will remain dormant until additional financing is secured and new business operations are determined.

     MANAGEMENT  PLANS  ON  CONTINUED  EXISTENCE  AND  SUBSEQUENT  EVENT

     These financial statements have been prepared in accordance with generally accepted accounting principles in Canada, which contemplates the continuation of the Company as a going concern. However, the Company sustained substantial operating losses and used substantial amounts of working capital in its prior operations. As of April 30, 2000, current liabilities exceeded current assets by $163,247.

     The Company's ability to continue as a going concern is dependant upon, among other things, its ability to reorganize its current capital, raise additional capital and successfully develop a new line of business, which is not assured. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     The Company entered into an agreement, made effective May 1, 2000, to purchase 400 registered internet domain names each ending with the suffix "inside.com" from a privately held company (the "Vendor"). Total purchase consideration consists of a note in the amount of $40,000 payable without interest on the earlier of; (1) the date on which the Company is in receipt of proceeds totalling $40,000 from the sale or lease of any of its domain names; (2) the date on which the Company is in receipt of proceeds exceeding $200,000 from the sale and issue of common shares; and (3) June 30, 2001. In addition, the Company agrees to pay to the Vendor a royalty over five years equal to 15% of the gross proceeds received from the sale or lease of any of its domain names to a maximum of $1 million. The Company intends, subject to shareholder approval, to reorganize the capital of the Company, change its name to Inside Holdings Inc., or such other name that is acceptable to the relevant governing authorities and the board of directors of the Company, and to carry on the business of developing a network of affiliated destination web sites for transacting e-commerce within several industry segments under a singular brand.

     The  Vendor  is  a  related  party  by  virtue  of  common share ownership.

     CANADIAN  ACCOUNTING  PRINCIPLES

     The financial statements have been prepared in accordance with generally accepted accounting principles in Canada. All dollar amounts are in Canadian dollars unless otherwise indicated.

COAST  FALCON  RESOURCES  LTD.
NOTES  TO  THE  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
(A  Development  Stage  Company)
APRIL  30,  2000

================================================================================


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     USE  OF  ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     FINANCIAL  INSTRUMENTS

     The Company's financial instruments consist of cash, loan receivable, accounts payable, accrued liabilities and due to related parties. Unless otherwise noted, it is management's opinion that the fair value of these financial instruments approximate their carrying values and the Company is not exposed to significant interest currency or credit risks arising from these financial instruments. The fair value of amounts due to related parties is not determinable, as there are no stated terms of repayment.

     LOSS  PER  SHARE

     Basic loss per share is calculated based upon the weighted average number of common shares outstanding during the period.


3.   INCOME TAXES

     At April 30, 2000, the Company has income tax benefits which have not been recognized in the Company's accounts relating to the following:

     Non-capital losses for Canadian income tax purposes of $586,280 may be utilized to reduce taxes on future income from business or property. Unless utilized, the tax benefit of these losses will expire in the following years:

            2001                                               $  82,653
            2002                                                  94,464
            2003                                                 119,625
            2004                                                  98,949
            2005                                                  74,567
            2006                                                  53,880
            2007                                                  62,142
                                                               ---------

                                                               $ 586,280
                                                               =========


     Capital losses of $104,873 may be utilized to reduce taxes on future capital gains.

     Any income tax benefits relating to these losses have been fully reserved and will be recorded as recovery of income taxes in the period of realization.

     The benefit of these losses may also expire upon a change in control of the Company, which is contemplated in its capital reorganization plans and change of business as previously described in Note 1.

COAST  FALCON  RESOURCES  LTD.
NOTES  TO  THE  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
(A  Development  Stage  Company)
APRIL  30,  2000

================================================================================


4. RECONCILIATION OF U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) TO CANADIAN GAAP

     These financial statements have been prepared in accordance with generally accepted accounting principles in Canada. These financial statements also comply, in all material respects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities and Exchange Commission.


5.   RELATED PARTY TRANSACTIONS

     The Company  paid or accrued  $30,000  (1999 - $30,000;  1998 - $30,000) in management fees to a director of the Company and $30,000 (1999 - $30,000; 1998 - $30,000) in consulting fees to a significant shareholder of the Company.

INSIDE  HOLDINGS  INC.
(formerly  Coast  Falcon  Resources  Ltd.)
BALANCE  SHEET
(Expressed  in  Canadian  Dollars)
(A  Development  Stage  Company)
(Unaudited  -  Prepared  by  Management)
AS  AT  OCTOBER  31

====================================================================================================

                                                                              2000          1999
----------------------------------------------------------------------------------------------------

ASSETS

CURRENT
  Cash                                                                    $    14,144   $     1,027
  Receivable                                                                    3,258             -
                                                                          ------------  ------------

                                                                               17,402         1,027

LOAN RECEIVABLE                                                                     -       104,873

INTELLECTUAL PROPERTY (Note 3)                                                 30,000             -
                                                                          ------------  ------------

                                                                          $    47,402   $   105,900
====================================================================================================

====================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT
  Accounts payable and accrued liabilities                                $    15,075   $     7,759
  Due to related parties                                                       48,025       111,564
                                                                          ------------  ------------

                                                                               63,100       119,323
                                                                          ------------  ------------

SHAREHOLDERS' EQUITY
  Capital stock
   Authorized
     100,000,000 shares without par value
   Issued
     October 31, 1999 and 2000 - 5,004, 867 and 4,637,600 common shares     3,368,694     3,163,181
  Deficit accumulated during development stage                                (57,964)            -
  Deficit                                                                  (3,326,428)   (3,176,604)
                                                                          ------------  ------------

                                                                              (15,698)      (13,423)
                                                                          ------------  ------------

                                                                          $    47,402   $   105,900
====================================================================================================


   The accompanying notes are an integral part of these financial statements.

INSIDE  HOLDINGS  INC.
(formerly  Coast  Falcon  Resources  Ltd.)
STATEMENTS  OF  OPERATIONS  AND  DEFICIT
(Unaudited  -  Prepared  by  Management)
(Expressed  in  Canadian  Dollars)
(A  Development  Stage  Company)

===========================================================================

                                    Cumulative
                                       Amounts     Six Month Period Ended
                                        During           October  31
                                   Development   --------------------------
                                         Stage       2000          1999
                                  -------------  ------------  ------------

EXPENSES
  Amortization                    $     10,000   $    10,000   $         -
  Consulting                             7,500         7,500        15,000
  Listing and transfer agent fees        7,724         7,724         2,141
  Management fees                       15,000        15,000        15,000
  Office and general                     6,447         6,447         3,051
  Professional fees                     11,293        11,293         2,510
                                  -------------  ------------  ------------


LOSS FOR THE PERIOD                    (57,964)      (57,964)      (37,702)


DEFICIT, BEGINNING OF PERIOD        (3,326,428)   (3,326,428)   (3,138,902)
                                  -------------  ------------  ------------


DEFICIT, END OF PERIOD            $ (3,384,392)  $(3,384,392)  $(3,176,604)
===========================================================================


LOSS PER SHARE                                   $     (0.01)  $     (0.01)
===========================================================================


   The accompanying notes are an integral part of these financial statements.

INSIDE  HOLDINGS  INC.
(formerly  Coast  Falcon  Resources  Ltd.)
STATEMENT  OF  CASH  FLOWS
(Unaudited  -  Prepared  by  Management)
(Expressed  in  Canadian  Dollars)
(A  Development  Stage  Company)

======================================================================================

                                                     Cumulative
                                                        Amounts  Six Month Period Ended
                                                         During       October  31
                                                    Development  ---------------------
                                                          Stage     2000       1999
--------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
 Loss for the year                                $    (57,964)  $ (57,964)  $(37,702)
 Item not affecting cash
   Amortization                                         10,000      10,000          -

 Change in non-cash working capital items:
   Increase in receivables                              (3,258)     (3,258)         -
   Increase (decrease) in accounts payable              (3,858)     (3,858)     2,486
   Increase (decrease) in due to related parties       (96,588)    (96,588)    32,251
                                                  -------------  ----------  ---------

 Cash used in operating activities                    (151,668)   (151,668)    (2,965)
                                                  -------------  ----------  ---------

CASH FLOWS FROM FINANCING ACTIVITIES
 Issuance of capital stock                             205,513     205,513          -
                                                  -------------  ----------  ---------

 Cash provided by financing activities                 205,513     205,513          -
                                                  -------------  ----------  ---------

CASH FLOWS FROM INVESTING ACTIVITIES
 Purchase of intellectual property                     (40,000)    (40,000)         -
 Loan receivable                                             -           -        700
                                                  -------------  ----------  ---------

 Cash used in investing activities                     (40,000)    (40,000)       700
                                                  -------------  ----------  ---------


INCREASE (DECREASE) IN CASH FOR THE PERIOD              13,845      13,845     (2,265)

CASH, BEGINNING OF PERIOD                                  299         299      3,292
                                                  -------------  ----------  ---------


CASH, END OF PERIOD                               $     14,144   $  14,144   $  1,027
======================================================================================


CASH PAID FOR INCOME TAXES                        $          -   $       -   $      -
======================================================================================


CASH PAID FOR INTEREST                            $          -   $       -   $      -
======================================================================================

There were no non-cash financing and investing transactions during the six month period ended October 31, 2000 and 1999.


   The accompanying notes are an integral part of these financial statements.

INSIDE  HOLDINGS  INC.
(formerly  Coast  Falcon  Resources  Ltd.)
STATEMENTS  OF  SHAREHOLDERS'  EQUITY
(Unaudited  -  Prepared  by  Management)
(Expressed  in  Canadian  Dollars)
(A  Development  Stage  Company)

=======================================================================================================

                                         Common         Common        Deficit
                                         Shares         Shares    Accumulated
                                     Issued and     Issued and         During
                                     Fully Paid     Fully Paid    Development
                                        (Number)       (Amount)         Stage     Deficit       Total
-------------------------------------------------------------------------------------------------------

Issued upon formation
  (July 7, 1992)                      1,703,719   $  2,323,081  $          -   $(2,612,706)  $(289,625)
  Loss for the period                         -              -             -       (22,569)    (22,569)
                                     -----------  ------------  -------------  ------------  ----------

Balance, April 30, 1993               1,703,719      2,323,081             -    (2,635,275)   (312,194)
  Loss for the year                           -              -             -       (62,142)    (62,142)
                                     -----------  ------------  -------------  ------------  ----------

Balance, April 30, 1994               1,703,719      2,323,081             -    (2,697,417)   (374,336)
  Loss for the year                           -              -             -       (53,880)    (53,880)
                                     -----------  ------------  -------------  ------------  ----------

Balance, April 30, 1995               1,703,719      2,323,081             -    (2,751,297)   (428,216)
  Loss for the year                           -              -             -       (74,567)    (74,567)
                                     -----------  ------------  -------------  ------------  ----------

Balance, April 30, 1996               1,703,719      2,323,081             -    (2,825,864)   (502,783)
  Shares issued for cash              2,584,000        646,000             -             -     646,000
  Cancellation of shares                (52,726)             -             -             -           -
  Loss for the year                           -              -             -       (98,949)    (98,949)
                                     -----------  ------------  -------------  ------------  ----------

Balance, April 30, 1997               4,234,993      2,969,081             -    (2,924,813)     44,268
  Shares issued for cash                776,400        194,100             -             -     194,100
  Loss for the year                           -              -             -      (119,625)   (119,625)
                                     -----------  ------------  -------------  ------------  ----------

Balance, April 30, 1998               5,011,393      3,163,181             -    (3,044,438)    118,743
  Cancellation of shares                 (6,526)             -             -             -           -
  Loss for the year                           -              -             -       (94,464)    (94,464)
                                     -----------  ------------  -------------  ------------  ----------

Balance, April 30, 1999               5,004,867      3,163,181             -    (3,138,902)     24,279
  Loss for the year                           -              -             -      (187,526)   (187,526)
                                     -----------  ------------  -------------  ------------  ----------

Balance, April 30, 2000               5,004,867      3,163,181             -    (3,326,428)   (163,247)
  Consolidation (10:1)               (4,517,267)             -             -             -           -
  Shares issued for cash                650,000         65,000             -             -      65,000
  Shares issued for debt settlement   3,500,000        140,513             -             -     140,513
  Loss for the period                         -              -       (57,964)            -     (57,964)
                                     -----------  ------------  -------------  ------------  ----------

Balance, October 31, 2000             4,637,600   $  3,368,694  $    (57,964)  $(3,326,428)  $ (15,698)
=======================================================================================================


   The accompanying notes are an integral part of these financial statements.

INSIDE  HOLDINGS  INC.
(formerly  Coast  Falcon  Resources  Ltd.)
NOTES  TO  THE  FINANCIAL  STATEMENTS
(Unaudited  -  Prepared  by  Management)
 (Expressed  in  Canadian  Dollars)
(A  Development  Stage  Company)
OCTOBER  31,  2000

================================================================================


1.   FORMATION AND SUBSEQUENT EVENT


     NATURE  OF  OPERATIONS

     The Company was formed under the laws of the province of British Columbia, Canada, on July 7, 1992 pursuant to a statutory amalgamation of two predecessor companies previously engaged in the exploration and development of mineral resource properties in Canada and was continued into Yukon on October 6, 2000. The balance sheets of the predecessor companies were carried over at historical cost.

     Since the date of formation the Company raised additional private equity capital to settle certain indebtedness and for the further purpose of exploring new lines of business. All costs associated with identifying, researching and negotiating with prospective businesses have been charged to earnings in the year they were incurred.

     MANAGEMENT  PLANS  ON  CONTINUED  EXISTENCE  AND  SUBSEQUENT  EVENT

     These financial statements have been prepared in accordance with generally accepted accounting principles in Canada, which contemplates the continuation of the Company as a going concern. However, the Company sustained substantial operating losses and used substantial amounts of working capital in its prior operations. As of October 31, 2000, current liabilities exceeded current assets by $45,698.

     The Company's ability to continue as a going concern is dependant upon, among other things, its ability to reorganize its current capital, raise additional capital and successfully develop the new line of business, which is not assured. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     On May 1, 2000, the Company purchased 400 registered internet domain names each ending with the suffix "inside.com" from a privately held company (the "Vendor"). Total purchase consideration consists of a note in the amount of $40,000 payable without interest on the earlier of; (1) the date on which the Company is in receipt of proceeds totalling $40,000 from the sale or lease of any of its domain names; (2) the date on which the Company is in receipt of proceeds exceeding $200,000 from the sale and issue of common shares; and (3) June 30, 2001. In addition, the Company agrees to pay to the Vendor a royalty over five years equal to 15% of the gross proceeds received from the sale or lease of any of its domain names to a maximum of $1 million. The Company intends to carry on the business of developing a network of affiliated destination web sites for transacting e-commerce within several industry segments under a singular brand.

     As a consequence of the agreement and the Company's plans, these financial statements have been prepared to reflect a new development stage commencing on May 1, 2000.

     The  Vendor  is  a  related  party  by  virtue  of  common share ownership.

     CANADIAN  ACCOUNTING  PRINCIPLES

     The financial statements have been prepared in accordance with generally accepted accounting principles in Canada. All dollar amounts are in Canadian dollars unless otherwise indicated.

INSIDE  HOLDINGS  INC.
(FORMERLY  COAST  FALCON  RESOURCES  LTD.)
NOTES  TO  THE  FINANCIAL  STATEMENTS
(Unaudited  -  Prepared  by  Management)
(Expressed  in  Canadian  Dollars)
(A  Development  Stage  Company)
OCTOBER  31,  2000

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2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


     USE  OF  ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


     FINANCIAL  INSTRUMENTS

     The Company's financial instruments consist of cash, loan receivable, accounts payable, accrued liabilities and due to related parties. Unless otherwise noted, it is management's opinion that the fair value of these financial instruments approximate their carrying values and the Company is not exposed to significant interest currency or credit risks arising from these financial instruments. The fair value of amounts due to related parties is not determinable, as there are no stated terms of repayment.


     INTELLECTUAL  PROPERTY

     Intellectual  property is recorded at cost and is amortized over two years.


     LOSS  PER  SHARE

     Basic loss per share is calculated based upon the weighted average number of common shares outstanding during the period.


3.   INTELLECTUAL PROPERTY

      ==========================================================================
                                                                  Net Book Value
                                                     Accumulated  --------------
                                              Cost  Amortization    2000    1999
      --------------------------------------------------------------------------
         Domain names                     $ 40,000      $ 10,000  $ 30,000  $ -
      ==========================================================================

4.   INCOME TAXES

     The benefit of any losses previously recognized expired upon a change in control of the Company.

INSIDE  HOLDINGS  INC.
(formerly  Coast  Falcon  Resources  Ltd.)
NOTES  TO  THE  FINANCIAL  STATEMENTS
(Unaudited  -  Prepared  by  Management)
(Expressed  in  Canadian  Dollars)
(A  Development  Stage  Company)
OCTOBER  31,  2000

================================================================================


5. RECONCILIATION OF U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) TO CANADIAN GAAP

     These financial statements have been prepared in accordance with generally accepted accounting principles in Canada. These financial statements also comply, in all material respects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities and Exchange Commission.


6.   RELATED PARTY TRANSACTIONS

     The Company paid or accrued $15,000 (1999 - $7,500) in management fees to a former director of the Company and to a company controlled by directors of the Company and $7,500 (1999 - $7,500) in consulting fees to a significant shareholder of the Company.

ITEM  19.  EXHIBITS
                                                                            Page
                                                                            ----
1.1     Amalgamation  Agreement  dated February 26, 1992 between
        McConnell-Peel Resources Ltd. and Sheba Copper Mines Limited . . . . 50

1.2     Amendment  to  the  Memorandum  dated  September  11, 2000 changing the Company's name, consolidating, subdividing and increasing its authorized capital. . . . . . . . . . . . . . . . . . 58

1.3     Certificate  of  Change  of  Name  dated  September  11,  2000 . . . 61

1.4     The Articles of Continuance of the Company dated October 6, 2000 . . 62

1.5     Bylaws  of  the  Company  . . . . . . . . . . . . . . . . . . . . . .65

1.6     Certificate  of  Continuance  dated  October  6,  2000  . . . . . . .77

2.1     Specimen  Share  Certificate  . . . . . . . . . . . . . . . . . . . .78

4.1     Assignment  and  Settlement  Agreement  dated July 31, 2000 between the Company, Vernon Meyer, WMC Equities Inc., Petersen
        Management Inc. and Pemcorp Management  Inc . . . . . . . . . . . . .80

4.2     Settlement Agreement dated July 31, 2000 between the Company and Pemcorp Management  Inc.  . . . . . .. . . . . . . . . . . . . . 84

4.3     Asset  Purchase Agreement dated May 1, 2000 between 596319
        B.C. Ltd. and the Company . . . . . . . . . . . . . . . . . . . . . .87

4.4     Management  Agreement  dated  August  1,  2000  between the
        Company and Pemcorp  Management  Inc . . . . . . . .. . .. . . . . . 98

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.


INSIDE  HOLDINGS  INC.


    /s/  Leonard  Petersen
-------------------------------
By:  Leonard  Petersen
    Its:  President

Dated:  February 27, 2001

                                  EXHIBIT INDEX

                                                                            Page
                                                                            ----
1.1     Amalgamation  Agreement  dated February 26, 1992 between
        McConnell-Peel Resources Ltd. and Sheba Copper Mines Limited . . . . 50

1.2     Amendment  to  the  Memorandum  dated  September  11, 2000 changing the Company's name, consolidating, subdividing and increasing its authorized capital. . . . . . . . . . . . . . . . . . 58

1.3     Certificate  of  Change  of  Name  dated  September  11,  2000 . . . 61

1.4     The Articles of Continuance of the Company dated October 6, 2000 . . 62

1.5     Bylaws  of  the  Company  . . . . . . . . . . . . . . . . . . . . . .65

1.6     Certificate  of  Continuance  dated  October  6,  2000  . . . . . . .77

2.1     Specimen  Share  Certificate  . . . . . . . . . . . . . . . . . . . .78

4.1     Assignment  and  Settlement  Agreement  dated July 31, 2000 between the Company, Vernon Meyer, WMC Equities Inc., Petersen
        Management Inc. and Pemcorp Management  Inc . . . . . . . . . . . . .80

4.2     Settlement Agreement dated July 31, 2000 between the Company and Pemcorp Management  Inc.  . . . . . .. . . . . . . . . . . . . . 84

4.3     Asset  Purchase Agreement dated May 1, 2000 between 596319
        B.C. Ltd. and the Company . . . . . . . . . . . . . . . . . . . . . .87

4.4     Management  Agreement  dated  August  1,  2000  between the
        Company and Pemcorp  Management  Inc . . . . . . . .. . .. . . . . . 98

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